EXHIBIT 99.1

Valneva to Participate in Goldman Sachs Eleventh Annual Biotech Symposium

Saint-Herblain (France), September 1, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will participate in 1-on-1 meetings with institutional investors at the Goldman Sachs Eleventh Annual Biotech Symposium on September 7, 2021.

Valneva’s Chief Executive Officer Thomas Lingelbach and acting Chief Financial Officer David Lawrence will notably provide an update on the Company’s late stage vaccine candidates against Lyme disease (VLA15), COVID-19 (VLA2001) and chikungunya (VLA1553).

Partnered with Pfizer (NYSE: PFE), VLA15 is the only Lyme disease vaccine in clinical development worldwide while VLA2001 is the only inactivated vaccine candidate in clinical trials against COVID-19 in Europe and VLA1553 is the only single-shot chikungunya vaccine candidate in Phase 3 clinical trials.

To request a meeting at the event, please contact your representative at Goldman Sachs.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development, beginning with the identification of deadly and debilitating infectious diseases that lack a prophylactic vaccine solution and for which there are limited therapeutic treatment options. It then applies its deep understanding of vaccine science, including its expertise across multiple vaccine modalities, as well as its established vaccine development capabilities, to develop prophylactic vaccines to address these diseases. The Company has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine Director, Investor Relations & Corporate Communications M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com